SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            -------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                               (Amendment No.)(1)

                    Central European Media Enterprises, Ltd.

                                (Name of Issuer)

                      Class A Common Stock, $.08 par value
                         (Title of Class of Securities)

                                    G20045202
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                December 31, 2005

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                / / Rule 13d-1(b)
                                /X/ Rule 13d-1(c)
                                / / Rule 13d-1(d)


_______________________________

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS:         Mark A. Riely
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a)     0
                                                                   (b)    |X|
--------------------------------------------------------------------------------
     SEC USE ONLY

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America

--------------------------------------------------------------------------------
  NUMBER OF             SOLE VOTING POWER                          810,250
  SHARES
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
--------------------------------------------------------------------------------
                       SHARED VOTING POWER                         171,092
--------------------------------------------------------------------------------
                       SOLE DISPOSITIVE POWER                      810,250
--------------------------------------------------------------------------------
                       SHARED DISPOSITIVE POWER                    171,092
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  981,342


--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)             3.2%

--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*                                     IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


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




Item 1(a).        Name of Issuer:

                           Central European Media Enterprises, Ltd.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           Clarendon House
                           Church Street, Hamilton
                           HM CX Bermuda

Item 2(a).        Name of Person Filing:

                           Mark A. Riely (the "Reporting Person")

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                           The principal business address of the Reporting
Person is:

                           122 East 55th Street
                           New York, New York 10022

Item 2(c).        Citizenship:

                           Mr. Riely is a United States citizen.

Item 2(d).        Title of Class of Securities:

                           This statement relates to the Company's Class A
Common Stock, par value of $.08 per share.

Item 2(e).        CUSIP Number:

                           G20045202

Item 3.           If this statement is filed pursuant to Rule 13d-1(b), or
                  13d-2(b) or (c), check whether the person filing is
a:                Not Applicable

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

          (d)  [ ]   Investment  Company  registered  under  Section  8  of  the
               Investment Company Exchange Act;

          (e)  [ ]    Investment    Adviser    in    accordance    with   Rule
               13d-1(b)(1)(ii)(E);



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


          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [ ] Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

          (i) [ ] Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

          (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



Item 4.           Ownership.

                  A. Mark A. Riely

                  (a)  Amount beneficially owned:                                                         981,342
                  (b)  Percent of Class:                                                                     3.2%
                  (c)  Number of shares as to which such person has:
                      (i)  Sole power to vote or direct the vote:                                         810,250
                      (ii) Shared power to vote or to direct the vote:                                    171,092
                      (iii)Sole power to dispose or direct the disposition of:                            810,250
                      (iv) Shared power to dispose or to direct the disposition of:                       171,092



                    As of December 31, 2004, Mr. Riely beneficially owns 981,342 shares of the Class A Common Stock, par value $.08 per share ("Common Stock") of Central European Media Enterprises, Ltd. (the "Company"), representing 3.2% of the Common Stock. Mr. Riely has the sole power to vote and dispose of 810,250 shares of Common Stock. Mr. Riely also has the shared power to vote and dispose of 171,092 shares of Common Stock of the Company including 152,996 shares of Common Stock owned by Media Group Investors, L.P. which has a sole general partner, Media Group Management, Inc., of which Mr. Riely is a 75% shareholder, and 18,096 shares of Common Stock owned by Media Group Investments, Ltd., which has as its investment advisor Vercingetorix Corp., of which Mr. Riely is a 50% shareholder.

Item 5.           Ownership of Five Percent or Less of a Class.

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                           Not Applicable


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


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                           Not Applicable

Item 9.           Notice of Dissolution of Group.

                           Not Applicable



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



Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2006

                                                          /s/ Mark A. Riely
                                                          -----------------
                                                              Mark A. Riely



     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).




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